Select Asset Fund, Series 1, Inc.

          Dear Shareholder:

                    I am writing to urge you to join us at a Special Meeting of shareholders of your company to be held on December 15, 1995.

                    At this meeting you will be asked to approve a charter amendment that will make the Series D-1 preferred stock callable at any time, increase the optional redemption price by $[250] per share and advance the next dividend distribution date from December 29, 1995 to December 18.

                    Your Board of Directors has determined that it is in the best interests of the Company and its shareholders that the Company not have any preferred stock outstanding at the end of 1995. The Board has considered various means of accomplishing this objective and believes that this proposal is the preferable method. The Board also recognizes that it would be obligated to redeem the Series D-1 preferred stock without any redemption premium if the Company terminates the services of the broker for the Series D-1 but intends to take that step only if the proposal is not approved at the Special Meeting.

                    Once again I urge you to attend the meeting in person or by proxy as your vote is very important to us.

                                   Sincerely,

                                   James A. McIntosh
                                   President